Exhibit 99.1

Luckin Coffee Responds to Anonymous Report Containing Misleading and False Allegations

BEIJING, China, February 3, 2020 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (NASDAQ: LK), a pioneer of a technology-driven new retail model to provide coffee and other products of high quality, high affordability, and high convenience to customers, today issued the following responses to misleading and false allegations contained in an anonymous report (the “Report”), which was made public on January 31, 2020 by a short seller who may benefit from this meritless Report.

Luckin Coffee categorically denies all allegations in the Report. The methodology of the Report is flawed, the evidence is unsubstantiated, and the allegations are unsupported speculations and malicious interpretations of events. The Report also attacks members of Luckin Coffee’s management team, shareholders, and business partners and its claims are either false, misleading or entirely irrelevant. Furthermore, Luckin Coffee believes that the Report demonstrates a fundamental misunderstanding of the Company’s business model and operating environment. Luckin Coffee intends to take appropriate actions to defend itself against these malicious allegations and to protect the interests of its shareholders.

In particular, Luckin Coffee responded to the following misleading and false allegations raised in the Report in the following:

•      The Report alleged the number of items per store per day was inflated in 2019 3Q and 4Q.  There are material inconsistencies between the unsubstantiated data presented in the Report and the actual data from the Company’s own system. Every single order that customers placed with Luckin Coffee is online and automatically recorded in its system, and payments for orders went through third-party payment service providers. Therefore, all the Company’s key operating data, including the number of items per store per day, items per order and effective selling price, are tracked in real time and can be verified. Luckin Coffee has a robust internal control system over data management to ensure the data integrity and consistency within its system as well as that of its third party partners.

•      The Report alleged items per order had declined from 2019 2Q to 2019 4Q and the effective selling price was inflated in 2019 3Q. The sources and authenticity of the alleged customer order receipts in the Report are unsubstantiated and the underlying methodology in the Report is ungrounded. Luckin Coffee’s items per order during the period is substantially higher than the data alleged in the Report. In addition, Luckin Coffee stands by its reported effective selling price, which is true, accurate, and can be verified by Luckin Coffee’s internal system.

•      The Report alleged Luckin Coffee overstated advertising expenses and may recycle overstated advertising expenses to inflate revenue in 2019 3Q. The allegation is based on flawed assumptions, and inaccurate and misleading analysis of the Company’s advertising expenses. Luckin Coffee performs a detailed review and cross check of its sales and marketing expenses with underlying evidence and confirms the Company’s reported advertising expenses are true and accurate.

•      The Report alleged net revenues from other products were inflated in 2019 3Q. The Report’s reference to value-added tax (“VAT”) in calculating net revenues from other products represents a clear misunderstanding of the applicable VAT rates for the Company’s non-freshly brewed products and the Report reached an ungrounded allegation based on such flawed and unsupported assumption. All the Company’s orders are tracked in real time and the Company has rigorous internal controls over revenue recognition and reconciliation. Luckin Coffee is in strict compliance with these rigorous controls and is committed to ensure the integrity of its financial reporting.

As a data-driven company, Luckin Coffee is committed to providing full and accurate disclosure to investors and to rebutting any false claims that attempt to undermine confidence in Luckin Coffee’s business, management and results of operations.

Luckin Coffee firmly stands by its business model and is confident in benefiting from the strong growth of China’s coffee market in the future. Luckin Coffee’s pioneering business model has enabled the Company to become the leading and fastest growing player driving coffee consumption in China. Supported by its disruptive new retail model, diversified product portfolio and strong financial position, Luckin Coffee will continue to grow its business, provide a superior customer proposition and deliver sustainable value for its shareholders over the long-term.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to the Company’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee Inc.

Luckin Coffee Inc. (NASDAQ: LK) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high affordability, and high convenience to customers. Empowered by big data analytics, AI, and proprietary technologies, the Company pursues its mission to be part of everyone’s everyday life, starting with coffee. The Company was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449